Exhibit 12.1

MicroVision, Inc.

Computation of Ratio of Earnings to Cover Fixed

Charges and Preferred Dividends

(In thousands)

	Three Months Ended March 31, 2016	2011	2012	2013	2014	2015
Pre-tax loss from continuing operations	$(3,556)	(35,808)	(22,693)	(13,178)	(18,120)	(14,542)
Fixed charges	1	51	34	15	5	6

Earnings (losses) available to cover fixed charges	(3,555)	(35,757)	(22,659)	(13,163)	(18,115)	(14,536)

Fixed charges
Interest on indebtedness	1	46	30	12	3	2
Interest attributable to rental property (a)	—	5	4	3	2	4
Preferred stock dividend requirements	—	—	—	—	—	—

	1	51	34	15	5	6

Ratio of earnings to cover fixed charges (b)	N/A	N/A	N/A	N/A	N/A	N/A
Additional earnings required to cover fixed charges	$3,556	35,808	22,693	13,178	18,120	14,542

(a)	Based on a reasonable approximation of the interest factor.

(b)	As earnings were insufficient to cover fixed charges and preferred dividends, if any, no ratio has been presented.